FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  January

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following news release was issued yesterday by The Saudi British Bank (SABB), a 40 per cent indirectly held associate of HSBC Holdings plc.

17 January 2011

THE SAUDI BRITISH BANK

YEAR END 2010 RESULTS - HIGHLIGHTS

· Net profit of SAR1,883 million (US$502 million) for the year ended 31 December 2010 - a reduction of SAR149 million (US$40 million), or 7.3 per cent, compared with SAR2,032 million
  (US$542 million) for the same period in 2009.

· Operating income of SAR4,839 million (US$1,290 million) for the year ended 31 December 2010 - a reduction of SAR321 million (US$86 million), or 6.2 per cent, compared with SAR5,160 million (US$1,376 million) for the same period in 2009.

· Customer deposits of SAR94.7 billion (US$25.3 billion) at 31 December 2010 - an increase of SAR5.5 billion (US$1.5 billion), or 6.2 per cent, compared with SAR89.2 billion (US$23.8 billion)
  at 31 December 2009.

· Loans and advances to customers of SAR74.2 billion (US$19.8 billion) at 31 December 2010 - a reduction of SAR2.2 billion (US$0.6 billion), or 2.9 per cent, from SAR76.4 billion (US$20.4 billion) at 31 December 2009.

· The bank's investment portfolio totalled SAR25.0 billion (US$6.7 billion) at 31 December 2010, an increase of 5.0 per cent compared with SAR23.8 billion (US$6.3 billion) at 31 December
  2009.

· Total assets were SAR125.4 billion (US$33.4 billion) at 31 December 2010, compared with SAR126.8 billion (US$33.8 billion) at 31 December 2009, a reduction of 1.1 per cent or SAR1.4 billion (US$0.4 billion).

· Earnings per share of SAR2.51 (US$0.67) for the year ended 31 December 2010 - a reduction of 7.4 per cent from SAR2.71 (US$0.72) for the same period in 2009.

Commentary

The Saudi British Bank (SABB) recorded a net profit of SAR1,883 million (US$502 million) for the year ended 31 December 2010. Net special commission income decreased by SAR194 million (US$52 million), or 5.6 per cent.

Sheikh Fouad Abdulwahab Bahrawi, Acting Chairman of SABB, said: "Despite a challenging environment, SABB's strong operating income streams and cost containment measures enabled the bank to report satisfactory profits for the year ended 31 December 2010 and position ourselves well for 2011. SABB continues to invest in its infrastructure for improving customer service. We are committed to supporting our customers and seeking new opportunities for business growth.

"SABB's capital and liquidity ratios remain strong as does the overall quality of our loan book.

"We thank our customers for their continued support and our staff for their commitment and contribution to the bank's success."

Media enquiries to Ibrahim Abo-Mouti on +966 (1) 276 4041 or at ibrahimabomouti@sabb.com

Investor Relations enquiries at: InvestorRelations@sabb.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date:  17 January, 2011